GAMBRO


05007559


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH, D.C. 213 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, April 19, 2005

Gambro AB

SUPPL

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,


PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

For and on behalf of
Gambro AB



Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78



Encl.:
Press releases:
April 1, 2005 –Paula Treutiger to take responsibility for Corporate Communications
April 5, 2005 – Gambro publishes IFRS-restated 2004 finacials on the corporate web site
April 13, 2005 Report from Gambro's Annual General Meeting, April 12, 2005

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
April 1, 2005

Paula Treutiger to take responsibility for Corporate Communications

Paula Treutiger has been appointed Vice President, Corporate Communications and will join Gambro on April 1, 2005. Paula will report directly Sören Mellstig, President and CEO of Gambro.

Paula Treutiger holds a Bachelor of Science degree in Business Administration and Economics and has also completed university studies in the French language and studies in journalism. In her latest position as a financial analyst at Alfred Berg/ABN AMRO in Stockholm, Sweden, Paula has been heading the healthcare group and followed Gambro and its peers since 1998. In addition, Paula has worked several years as a financial reporter at two of the main financial magazines in Sweden.

Paula will fill in the vacancy for Karin Avasalu, currently Vice President, Corporate Communications, during her maternity leave.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

File No. 82-34731

PRESS RELEASE

April 5, 2005

Gambro publishes IFRS-restated 2004 financials on the corporate web site

Beginning the financial year 2005, the Company will apply International Financial Reporting Standards (IFRS) in its annual financial statements. The 2004 restated Balance sheet, Profit & Loss and Cash flow statements, by quarter and segment, in accordance with IFRS, are presented, including a description of the most significant changes in the accounting standards. From the information disclosed below it is seen that net income from Gambro Healthcare US, that is under divestment, will be reported on a separate line after tax expenses. The information is available on the corporate web site, www.gambro.com, Investor Relation, IR News, as of today.

For further information please contact:
Lars Granlöf, SVP, CFO, tel. +46 8 613 65 00, +46 70 513 65 48
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Fredrik Larsson, VP, Corporate Accounting, tel. +46 8 613 65 90, +46 70 513 65 90

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No. 82-34731

GAMBRO

PRESS RELEASE
April 13, 2005

Report from Gambro's Annual General Meeting, April 12, 2005

Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Adine Grate Axén, Sören Mellstig, Håkan Mogren and Lena Torell were re-elected members of the Board. Juha P Kokko declined reelection.

The Meeting approved the proposed dividend to shareholders of SEK 1.30 per share. The record date was determined as Friday, April 15, 2005. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Wednesday, April 20, 2005.

The Meeting approved the proposed mandatory redemption for purposes of distributing SEK 9.995 billion to the shareholders representing 29 Swedish kronor per share. The distribution of capital is conditional upon the closing of the DaVita transaction, i.e. divestiture of Gambro Healthcare US.

The Meeting approved a total fee to the Board of Directors for 2005 of SEK 3,625,000 for distribution among those members elected by the Annual General Meeting who are not employees of the Company.

Håkan Malmström was elected new auditor for the remaining tenure, i.e. up to and including the Annual General Meeting 2007. The former auditor Peter Clemedtson had informed the Board that he would resign from his position effective as of the close of the Annual General Meeting 2005. Johan Engstam was elected new deputy auditor to replace Håkan Malmström the remaining tenure, i.e. up to and including the Annual General Meeting 2007.

The Meeting decided that a Nomination Committee is to be established composed of representatives of the four largest shareholders in terms of votes six months before the Annual General Meeting 2006 plus the Chairman of the Board. The task of the Nomination Committee will be to submit proposals to the Annual General Meeting 2006 regarding the Chairman of the Annual General meeting, the composition of the Board of Directors, the Chairman of the Board, the Board's fee and the auditors' fee. The names of the four representatives shall be announced immediately after their appointment.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
April 13, 2005

The Meeting approved the decision by the Board of Directors regarding the size of and the main principles for Gambro's employee stock option- and share appreciation program for 2005 as well as two share programs for 2005, i.e. restricted shares and performance shares.

At the inaugural Board meeting in conjunction with the Annual General Meeting, Claes Dahlbäck was elected Chairman of the Board and Håkan Mogren was elected Vice Chairman.

Claes Dahlbäck (Chairman), Wilbur H Gantz, Håkan Mogren and Lena Torell were elected to serve on the Compensation Committee.

Peter H Grassmann (Chairman), Claes Dahlbäck, Adine Grate Axén and Håkan Mogren were elected to serve on the Audit Committee.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84